December 15, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Jennifer Hardy, Branch Chief

Re:	Public Offering of Fuwei Films (Holdings) Co., Ltd. Registration Statement No. 333-138948 (the “Registration Statement”)

Dear Ms. Hardy:

In connection with the public offering of Fuwei Films (Holdings) Co., Ltd. (the “Registrant”) referred to above, we hereby advise you, as representative of the underwriters (the “Underwriters”) that the Preliminary Prospectus, dated November 24, 2006, in connection with the Registration Statement was distributed approximately as follows:

300	to the Underwriters;
0	to prospective underwriting syndicate members;
300	to prospective dealers; and
1,150	to prospective investors and others.
1,750	Total

We hereby join in the request of the Registrant that the Registration Statement be made effective at the time requested by the Registrant, on December 18, 2006, 4:30 p.m. Eastern Standard Time, or as soon as practicable thereafter.

On behalf of the Underwriters, we hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 under the Securities Act of 1933, as amended, and of final prospectuses, all as required under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, Maxim Group LLC By: Name: Paul LaRosa Title: Managing Director of Investment Banking